                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G


                  Information Statement Pursuant to Rule 13d-1
                   Under the Securities Exchange Act of 1934


                      SportsNuts.com International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 849 19 Y 208
                              ------------------
                                (CUSIP Number)

                                April  26, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [_] Rule 13d-1(d)



                                      13G
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  CUSIP No.
  849 19 Y 208

------------------------------------------------------------------------------
 1.   Name of Reporting Persons: Coldwater Capital LLC
      I.R.S. Identification Nos. of above persons (entities only).

      95-4681942
------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group (See Instructions):

      (a) [_]
      (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only
------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization
      Nevada
------------------------------------------------------------------------------
Number of Shares     5.   Sole Voting Power:
Beneficially              - 0 -
Owned By Each      -----------------------------------------------------------
Reporting            6.   Shared Voting Power:
Person With               900,000
                   -----------------------------------------------------------
                     7.   Sole Dispositive Power:
                          - 0 -
                   -----------------------------------------------------------
                     8.   Shared Dispositive Power:
                          900,000
------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

      900,000 shares (see Item 4 (a) of attached Schedule)
------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):
      8.91%
------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions):
      OO
------------------------------------------------------------------------------

                                      13G                      Page 2 of 5 pages
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  CUSIP No.
  849 19 Y 208

Item 1.
       (a)      Name of Issuer:
                SportsNuts.com International, Inc.

       (b)      Address of Issuer's Principal Executive Offices:
                10421 South 400 West, Suite 550
                Salt Lake City, Utah  84095

Item 2.
       (a)      Name of Persons Filing:
                Coldwater Capital LLC ("Coldwater")


       (b)      Address of Principal Business Office or, if none, Residence:
                50 W. Liberty Street, Suite 880
                Reno, NV 89501

       (c)      Citizenship:
                Coldwater is a limited liability company organized under the laws of the state of Nevada.

       (d)      Title of Class of Securities:
                Common Stock

       (e)      CUSIP Number: 849 19 Y 208

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

     (a)  [_]  Broker or dealer registered under section 15 of the Act;

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Act;

     (c)  [_]  Insurance company as defined in section 3(a)(19) of the Act;

     (d) [_] Investment Company registered under Section 8 of the Investment Company Act;

     (e) [_] Investment Adviser registered under Section 203 of the Investment Advisors Act of 1940;

     (f) [_] Employee Benefit Plan Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund;

     (g)  [_]  Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                                      13G                      Page 3 of 5 pages
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  CUSIP No.
  849 19 Y 208

Item 4.        Ownership

         (a)     Amount beneficially owned:
                 900,000

         (b)     Percent of class:
                 8.91%

         (c)     Number of shares as to which each person has:


                 (i)   Sole power to vote or to direct the vote:
                         Coldwater:  - 0 -

                 (ii)  Shared power to vote or to direct the vote:
                         Coldwater:  900,000

                 (iii) Sole power to dispose or to direct the disposition of:
                         Coldwater:  - 0 -

                 (iv)  Shared power to dispose or to direct the disposition of:
                         Coldwater:  900,000

Item 5.        Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.        Identification and Classification of Members of the Group

Not applicable.


Item 9.        Notice of Dissolution of Group

Not applicable.

Item 10.       Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                      13G                      Page 4 of 5 pages
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  CUSIP NO.
  849 19 Y 208
                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 11, 2001


                                    COLDWATER CAPITAL LLC



                                    By:  /s/ Mark Neuhaus
                                       ------------------------------
                                       Mark Neuhaus,
                                       Managing Member

                                      13G                      Page 5 of 5 pages